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                               December 4, 2020

       Suying Liu
       Chief Executive Officer
       Mountain Crest Acquisition Corp.
       311 West 43rd Street, 12th Floor
       New York, NY 10036

                                                        Re: Mountain Crest
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed November 10,
2020
                                                            File No. 333-250017

       Dear Mr. Liu:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Exclusive Forum, page 104

   1. We note that your forum selection provision provides that the federal district courts of the
                                                        United States of
America shall be the sole and exclusive forum for the resolution of any complaint asserting a
cause of action arising under the Securities Act. Please revise to state that investors
cannot waive compliance with the federal securities laws and the rules and regulations
thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent
jurisdiction for federal and state courts over all suits brought to enforce any duty or liability
created by the Securities Act or the rules and regulations thereunder.
                                                        Please also revise to
disclose any risks or other impacts on investors, including that shareholders may be
unable to bring suit in the forum they deem most favorable.
 Suying Liu
FirstName LastNameSuying   Liu
Mountain Crest Acquisition Corp.
Comapany4,
December   NameMountain
             2020         Crest Acquisition Corp.
December
Page 2    4, 2020 Page 2
FirstName LastName
General

2. We note that the PIPE Shares to be registered will be issued in a private placement that will close immediately prior to the closing of your proposed business combination with
         Playboy Enterprises. Generally, privately-placed securities may not be registered for resale before they are outstanding. Please refer to Securities Act Sections Compliance and
         Disclosure Interpretation 139.11. As such, please provide us with a detailed analysis to support the conclusion that the private placement of all shares covered by this registration statement was complete at the time of filing. By way of example only, we note that the merger agreement appears to contemplate certain circumstances under which either
         MCAC or Playboy may terminate the business combination and therefore void the obligation of affiliates Sunlight Global and RT-PE Investment LLC, respectively, to purchase PIPE Shares. See footnote (5) and (9) of the Security Ownership of Certain
         Beneficial Owners and Management at page 106 and footnotes (58) and
(66) of the
         Selling Stockholders table at page 110. In addition, with your response please provide us with a copy of Schedule 8.2(g) (Key Stockholders) to the merger agreement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Daniel Morris at (202) 551-3314 or Dietrich King at (202) 551-8071 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Tahra Wright